Joway Health Industries Group Inc.
No. 19 Baowang Road
Baodi Economic Development Zone
Tianjin, PRC 300180

January 9, 2013

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Joway Health Industries Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 333-108715

Dear Mr. Cash:

This letter sets forth the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Joway Health Industries Group Inc. (the “Company”) dated December 27, 2013.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 1A. Risk Factors, page 19
Risks Relating to Conducting Business in the PRC, page 23

Staff Comment 1.   As you disclose various restrictions relating to the conversion of currencies and distribution of dividends in China, please tell us what consideration you have given to including “parent only” financial information in accordance with Rule 5-04 of Regulation S-X.

Response:  S-X, “restricted net assets” is defined as the “amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
January 9, 2014

We concluded that Rule 5-04 of Regulation S-X was required to be included in the Form 10-K based on the following considerations:

1.
Regulatory approval is required for a PRC company to make loans to offshore companies. The PRC lender is required to obtain a preapproval letter from the State Administration of Foreign Exchange of China (the “SAFE”) or its local counterparts and the outstanding balance of the offshore lending shall not exceed the lower of 30% of the PRC lender’s shareholders’ equity or the equity investment made by the overseas borrower in the PRC lender,

2.
Advances to offshore companies without regulatory approval are limited to operation-related transactions. However, if the advances to offshore companies or a PRC company’s overseas parent company are treated as transferring onshore assets to an offshore company, the transfer would be prohibited, and

3.
Paying dividends remains the most common way for the PRC subsidiaries to transfer assets to the offshore parent company under current PRC law. An approval from the SAFE or its local counterparts is not required for remittance of dividends to a PRC company’s offshore parent company. However, paying dividends in foreign currency to overseas parent company will require attaching the board resolutions approving such dividend payments and an audit report prepared by a qualified PRC accounting firm evidencing the company’s after-tax profits to a qualified PRC commercial bank for perfunctory review.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page32

General

Staff Comment 2. Please revise MD&A in future filings to clearly disclose and discuss the risks and uncertainties surrounding management’s ability to consolidate Tianjin Joway Shengshi Group Co., Ltd. via contractual arrangements. Please clearly describe and discuss the cash flows generated from these arrangements, including their form (e.g., consulting fees) and address any restrictions as the cash flows move through your subsidiaries to your parent company.

Response:  We will revise our MD&A in our future filings to clearly disclose and discuss the risks and uncertainties surrounding management’s ability to consolidate Tianjin Joway Shengshi Group Co., Ltd. via contractual arrangements. We will also clearly describe and discuss the cash flows generated from these arrangements, including their form (e.g., consulting fees) and address any restrictions as the cash flows move through your subsidiaries to your parent company.

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
January 9, 2014

Liquidity and Capital Resources, page 36

General

Staff Comment 3. We refer to your risk factor on page 26, “Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC Operating Entities to obtain financing,” as well as the government regulations on dividend distribution page 25, please expand your liquidity disclosures in future filings to quantify and discuss the restrictions on the ability of your VIE to make dividend payments to you and/or to transfer funds outside of China.

Response:  We will expand our liquidity disclosures in our future filings to quantify and discuss the restrictions on the ability of our VIE structure to make dividend payments and/or to transfer funds outside of China.

Critical Accounting Policies – Basis of Consolidation, page 39

Staff Comment 4. Please expand your disclosure in future filings to provide a comprehensive discussion of management’s judgments regarding why your contractual arrangements allow you to consolidate Tianjin Joway Shengshi Group Co., Ltd. despite the apparent control prohibitions under the laws of the PRC.

Response:  We will expand our disclosure in future filings to provide a comprehensive discussion of management’s judgments regarding why our contractual arrangements allow us to consolidate Tianjin Joway Shengshi Group Co., Ltd. despite the apparent control prohibitions under the laws of the PRC.

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
January 9, 2014

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer